Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Nos. 333-180886 and 333-180886-01

FINAL TERM SHEET

Dated: September 19, 2012

Issuer:	Digital Realty Trust, L.P.

Guarantor:	Digital Realty Trust, Inc.

Offering Format:	SEC registered

Size:	$300,000,000 aggregate principal amount

Maturity:	October 1, 2022

Coupon (Interest Rate):	3.625%

Yield to Maturity:	3.784%

Spread to Benchmark Treasury:	+ 200 basis points

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Price and Yield:	98-18 (1.784%)

Interest Payment Dates:	October 1 and April 1, commencing April 1, 2013

Price to Public:	98.684%

Redemption Provisions:	At any time up to, but not including, July 3, 2022 (90 days prior to the maturity date), at a make-whole redemption price based on U.S. Treasury + 30 basis points. At any time on or after July 3, 2022 (90 days prior to the maturity date), at par, plus accrued and unpaid interest to the redemption date.

Trade Date:	September 19, 2012

Settlement Date:	September 24, 2012 (T+3)

CUSIP/ISIN:	25389J AK2 / US25389JAK25

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services and BBB by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Co-Managers:	RBC Capital Markets, LLC

RBS Securities Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Additional Underwriter Relationships:	In addition to the underwriters’ relationships with the Issuer described in the preliminary prospectus supplement in the section titled “Underwriting (Conflicts of Interest)”:

Affiliates of RBC Capital Markets, LLC, RBS Securities Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC are lenders, affiliates of RBC Capital Markets, LLC and RBS Securities Inc. are co-documentation agents, and an affiliate of U.S. Bancorp Investments, Inc. is a senior managing agent under the Issuer’s global revolving credit facility. The Issuer may use the net proceeds from the offering to reduce borrowings under that facility, which proceeds would be received by such affiliates of the underwriters.

Affiliates of RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC are co-documentation agents and lenders under the Issuer’s term loan facility. In addition, an affiliate of Wells Fargo Securities, LLC is a trustee for the Issuer’s 5.500% Exchangeable Senior Debentures due 2029. Certain of the underwriters and their affiliates have in the past, currently and may in the future lease space from the Issuer.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus supplement and prospectus relating to these securities may be obtained, when available, by contacting Citigroup Global Markets Inc. toll-free at (877) 858-5407, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC by calling collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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